                                 SCHEDULE 13D

                                (Rule 13d-101)

 Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*

                          SURETY CAPITAL CORPORATION
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  868666 20 7
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                                (CUSIP Number)

                               Cullen W. Turner
                              2501 Norwood Drive
                              Hurst, Texas  76054
                                (817) 485-5511
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(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                                October 2, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 868666 20 7                  13D                     Page 2 of 6 Pages
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 1.  Names of reporting person       Cullen W. Turner
                              --------------------------------------------------

     IRS Identification Nos. of above persons (entities only)
                                                             -------------------

 2.  Check the appropriate box if a member of a group              (a) [_]
     (See Instructions)                                            (b) [_]

 3.  SEC use only
                 ---------------------------------------------------------------

 4.  Source of funds                           PF
                    ------------------------------------------------------------

 5. Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [_]

 6.  Citizenship or place of organization      USA
                                         ---------------------------------------

     Number Of Shares Beneficially Owned By Each Reporting Person With

 7.  Sole voting power                         471,377
                      ----------------------------------------------------------

 8.  Shared voting power                       0
                        --------------------------------------------------------

 9.  Sole dispositive power                    471,377
                           -----------------------------------------------------

10.  Shared dispositive power                  0
                             ---------------------------------------------------

11.  Aggregate amount beneficially owned by each reporting person     471,377
                                                                 ---------------

12.  Check box if the aggregate amount in Row (11) excludes certain shares   [_]
     (See Instructions)

13.  Percent of class represented by amount in Row (11)           7.6%
                                                       -------------------------

14.  Type of reporting person                      IN
                             ---------------------------------------------------
     (See Instructions)
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CUSIP No. 868666 20 7                  13D                     Page 3 of 6 Pages
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                               Cullen W. Turner
                                 SCHEDULE 13D

Item 1.    Security and Issuer

     The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Surety Capital Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices located at 1501 Summit Avenue, Fort Worth, Texas 76102.

Item 2.    Identity and Background

           (a)  Cullen W. Turner (the "Reporting Person") is a natural person.

           (b) The business and residence address of the Reporting Person is 2501 Norwood Drive Hurst, Texas 76054.

           (c)  The Reporting Person is currently an independent investor.

           (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

           (f) The Reporting Person is a resident of the state of Texas and a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

     The source and amount of funds or other consideration used or to be used in making the purchases is as follows:

     The events causing the filing of this schedule are the issuance of convertible notes and vesting of certain options. The Reporting Person has used and intends to use his personal funds and the funds of a trust, of which the Reporting Person is sole trustee and sole beneficiary, for all purchases.
277,777 of the shares beneficially owned are convertible from notes totaling $100,000, $60,000 of which is owned by the trust. 20,000 of the shares are exercisable from options granted at $4.18 per share for a total of $83,600, and 10,000 of the shares are exercisable from options ranging in price from $0.75 to $6.9375 per share for a total of $ 36,875.
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CUSIP No. 868666 20 7                  13D                     Page 4 of 6 Pages
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Item 4.    Purpose of Transaction

     The purpose of the acquisition of the Common Stock of the Issuer was for investment purposes.

           (a) The Reporting Person does not have any plans or proposals which relate to or would result in the acquisition or disposition of any additional securities of the Issuer, except that the Reporting Person may make additional purchases or sales of Common Stock in open-market or privately negotiated purchases.

           (b) The Reporting Person does not have any plans or proposals which relate to or would result in any extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary.

           (c) The Reporting Person does not have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any subsidiary.

           (d) The Reporting Person does not have any plans or proposals which relate to or would result in any change in the present Board of Directors or management of the Issuer.

           (e) The Reporting Person does not have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

           (f) The Reporting Person does not have any plans or proposals which relate to or would result in any material change in the Issuer's business or corporate structure.

           (g) The Reporting Person does not have any plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or other actions which may impede the acquisition or control of the Issuer by any person.

           (h) The Reporting Person does not have any plans or proposals which relate to or would result in any class of securities of the Issuer to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

           (i) The Reporting Person does not have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

           (j) The Reporting Person does not have any plans or proposals which relate to or would result in any action similar to those enumerated above.
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CUSIP No. 868666 20 7                  13D                     Page 5 of 6 Pages
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Item 5.    Interest in Securities of the Issuer

           (a) The Reporting Person beneficially owns an aggregate of 471,377 shares of the Issuer's Common Stock, which represents 7.6% of the outstanding shares of Common Stock of the Issuer. Of these, 108,600 shares are owned directly by the Reporting Person; 55,000 shares are owned by a trust of which the Reporting Person is sole trustee and sole beneficiary; 30,000 shares are exercisable pursuant to stock options owned by the Reporting Person; 111,111 shares are convertible pursuant to a note owned by the Reporting Person; and 166,666 shares are convertible pursuant to a note owned by the trust.

           (b) All 471,377 shares of Common Stock beneficially owned by the Reporting Person are subject to his sole power to vote and dispose of the Common Stock.

           (c) The Reporting Person has not effected any transactions in shares of Common Stock of the Issuer within the sixty (60) days prior to the date of the filing of this statement.

           (d) The Reporting Person does not know of any other person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of securities of the Issuer beneficially owned by the Reporting Person.

           (e) The Reporting Person has not ceased to be subject to the reporting requirements of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

    There are no Exhibits required to be filed as part of this Schedule 13D.
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CUSIP No. 868666 20 7                  13D                     Page 6 of 6 Pages
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                                  SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the persons below certify that the information set forth in this statement is true, complete and correct.

                                                January 31, 2001
                                      ------------------------------------------
                                                   (Date)

                                                /s/ Cullen W. Turner
                                      ------------------------------------------
                                                    (Signature)

                                                Cullen W. Turner
                                      ------------------------------------------
                                                (Name and Title)